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Exhibit 12

PANHANDLE EASTERN PIPE LINE COMPANY
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

			Years Ended December 31,
	For Period of June 12- December 31, 2003	For Period of January 1- June 11, 2003				For Period of March 29- December 31, 1999	For Period of January 1- March 28, 1999
			2002	2001	2000
	(dollars in millions)
EARNINGS:
Consolidated pre-tax income from continuing operations before minority interest and equity earnings (losses)	$84.8	$78.1	$125.5	$95.1	$107.1	$68.5	$52.8
Equity earnings (losses)	—	0.4	(7.0)	(0.8)	0.2	(0.2)	0.2
SFAS 145 adjustment			0.9	(3.2)
Fixed charges	27.9	37.0	81.2	87.3	86.7	62.9	19.7
Minority interest	—	—	(3.5)	—	—	—	—
Capitalized interest	(1.6)	(1.0)	(3.0)	(3.0)	(0.2)	(0.3)	(0.1)

Earnings	$111.1	$114.5	$194.1	$175.4	$193.8	$130.9	$72.6

FIXED CHARGES:
Interest	$25.6	$33.0	$73.8	$82.0	$84.1	$58.1	$18.4
Net amortization of debt discount and premium and issuance expense		2.4	2.6	0.8	0.6	0.7	0.2
Capitalized interest	1.6	1.0	3.0	3.0	0.2	0.3	0.1
Interest portion of rental expense	0.7	0.6	1.8	1.5	1.8	3.8	1.0

Fixed charges	$27.9	$37.0	$81.2	$87.3	$86.7	$62.9	$19.7

Ratio of earnings to fixed charges	4.0	3.1	2.4	2.0	2.2	2.1	3.6

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PANHANDLE EASTERN PIPE LINE COMPANY COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES